Exhibit (a)(1)(H)

SCHEDULE TO

Mercury Special Situations Fund LP and Equity Resource Dover Fund LP (collectively the “Bidder”) is offering (the “Offer”) to purchase all of the outstanding 9.75% Series A Convertible Preferred Stock, par value $100 per share (“Shares”) of Wyndham International, Inc. (the “Subject Company”) for a purchase price of $30 per Share in cash. THE OFFER WILL EXPIRE ON FEBRUARY 28, 2005 (“Expiration Date”).

A request is being made for a Shareholder list and security position listing in connection with the Offer. Offer materials will be mailed to record holders and beneficial owners and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the list of security holders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of such securities (the “Shareholders”).

You may obtain a copy of the tender offer materials with respect to the Offer at the Bidder’s expense by calling Equity Resource Investments, LLC, the manager of the Offer, at (617) 876-4800. The Subject Company has not approved or disapproved of the Offer.

The Offer may be extended. If Bidder decides to extend the Offer, Bidder will promptly send each Shareholder notification of that fact. Though Bidder does not currently intend to do so, it reserves the right to provide a subsequent offering period. If Bidder decides to provide a subsequent offering period, Bidder will promptly send each Shareholder notification of that fact.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Shares tendered may be withdrawn at any time up to the date that the Offer, as extended, expires. For a withdrawal to be effective, a signed, written or facsimile transmission notice of withdrawal must be timely received by Bidder. In addition, if Bidder has not agreed to accept your Shares for payment by the Expiration Date, you may withdraw them at any time until Bidder accepts them for payment. This right to withdraw will not apply to any subsequent offering period.

A Shareholder must follow one of the following procedures to validly tender Shares pursuant to the Offer. For Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal must be received prior to the Expiration Date. For Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received, and such Shares must be delivered pursuant to the book-entry transfer procedures and a book-entry confirmation must be received, in each case prior to the Expiration Date. Shareholders may also tender shares by complying with the guaranteed delivery procedures described in the Offer prior to the Expiration Date.

The Bidder will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date promptly after the Expiration Date. If the Bidder includes a Subsequent Offering Period, the Bidder will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

The information required by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase with respect to the Offer and is incorporated by reference into this summary advertisement. The complete terms and conditions of this Offer are set forth in the Offer to Purchase and related agreement of sale, which are being filed today with the Securities and Exchange Commission and mailed to Shareholders.